UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

(Commission File No. 001-32305)

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CORPBANCA
(Translation of registrant’s name into English)

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Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On December 19, 2013, CorpBanca announced a material event notice to the Chilean Superintendency of Securities and Insurances which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: December 19, 2013

EXHIBIT INDEX

Exhibit	Description
99.1	Material Event dated December 19, 2013.

Exhibit 99.1

Santiago, December 19, 2013
GG0177/2013

Mr. Fernando Coloma Correa
Superintendent
Superintendency of Securities and Insurances
1449 Libertador Bernardo O’Higgins Ave.
PRESENT

Dear Sir:

Pursuant to Articles 9 and 10 of the Chilean Capital Markets Law (Ley 18,045 de Mercado de Valores), to the General Character Norm number 30 and to Chapter 18-10 of the Updated Compilation of Norms, duly authorized by the Board of Directors of Corpbanca, I hereby reports you the following:

•
Pursuant to a material event report dated December 12, 2013, CorpBanca informed that it has received offers for a potential merger of its Chilean and international businesses from prestigious and well known banks.

•
In light of the information published today in several specialized media, CorpBanca hereby confirms that it continues to analyzing transaction offers with the assistance of international investment banks to determine an appropriate counterparty and a transaction structure. Additionally, CorpBanca confirms that it has not entered into any binding agreement, preliminary or definitive, with any third party concerning a potential transaction (other than confidentiality agreements).

CorpBanca will keep your Superintendency, the banks regulator and the market duly informed of any relevant event in this regard.

Sincerely,

/s/ Cristián Canales Palacios
Cristián Canales Palacios
Chief Executive Officer (s)